P.E. 2/20/01

02016035

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 20, 2001

Datalex plc

(Translation of registrant's name into English)

Howth House
Harbour Road
Howth, County Dublin
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Datalex plc

INDEX TO EXHIBITS

Item

1. Fourth Quarter and Full Year 2001 Results for Datalex dated February 19, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datalex plc

Date: February 20, 2002

By:
Name: Liam Booth
Title: Finance Director

DATALEX

Item 1.

FOR IMMEDIATE RELEASE - For more information contact:

Analyst and Investor Enquires	Press Enquires	Irish Press Enquires
Liam Booth	Frank Mantero	Geraldine Van Esbeck
Finance Director	Public Relations Director	Slattery PR
+ 353 1 839 1787	+ 1 770 255 2400	+ 353 1 661 4055
liam.booth@datalex.ie	frank.mantero@datalex.com	gvanesbeck@slatterypr.ie

Datalex plc Announces Fourth Quarter and Full Year 2001 Results

Dublin, Ireland/February 19, 2002 - Datalex plc (Nasdaq: DLEX; ISE: DLE), a leading provider of technology solutions for the global travel industry, announces results for the fourth quarter and full year ended December 31, 2001.

Neil Beck, Chief Executive Officer, commented:

"We have been successful in lowering our cost base by fully implementing our restructuring programme, reflected in improved gross margins in Q4. The programme, as well as other cost controls initiated in recent months, will continue to provide the company with increased margins and returns as the company positions itself to take advantage of an expected upturn in market conditions.

"Datalex is well positioned to service new market opportunities. Our workforce is trained, talented and eager to expand into new channels and technologies. The company's core mission of creating value to our customers with solutions that increase productivity, open new channels, simplify process and increase yield has never been more relevant. The marketplace recognizes this dynamic, and our innovation, relationships and interest from prospective customers continues to strengthen."

Fourth Quarter 2001 Results

- Total revenues for Q4 of $5.5 million, a decrease of 49 percent from Q4 2000 ($10.8 million) and a decrease of 2 percent quarter on quarter (Q3: $5.7 million).
- Increased gross margin for Q4 of 14 percent from 11 percent in Q3, before non-cash share compensation charges.
- Services gross margin for Q4 was 2 percent from a loss of 2 percent in Q3.

- A substantial decrease in net operating loss in Q4 to $5.6 million (Q3: $8.3 million), excluding non-cash share compensation, exceptional items and amortisation costs.
- An improvement in adjusted loss per share of $0.09 (Q3 2001 - $0.11)A strong net cash balance at 31 December 2001 of $50.4 million.

2001 Annual Results

- Total revenues for 2001 were $29.1 million, a decrease of 13 percent from $33.3 million in 2000.
- Gross margin for 2001 decreased to 20 percent from 25 percent in 2000, before non-cash share compensation charges.
- Excluding non-cash share compensation, exceptional items (primarily related to goodwill impairment arising from past acquisitions) and amortisation costs, the net operating loss for the year was $28.5 million (2000: $15.5 million).
- Adjusted net loss of $0.41 per ordinary share.

Audio Replay and Investor Presentation

A replay of the investor audio conference presentation and access to the presentation will be available from 2.30pm (GMT), 9.30am (EST), 6.30am (PST) on February 20, 2002. Please visit: http://www.datalex.com/investor.asp. This facility will be available for 3 months.

FOURTH QUARTER

Business Review

The fourth quarter activity included continuing revenue from existing customer relationships such as American Airlines, Worldspan, Air Canada, Aer Lingus, Amtrak and Singapore Airlines. In addition, Datalex finalized an agreement with SilkAir (a subsidiary of Singapore Airlines). TPF consulting revenues continued to be generated from key customers including KLM, Amadeus and Unisys.

Financial Commentary

Total revenues for Q4 amounted to $5.5 million, representing a 49 percent decrease over Q4 2000 revenues of $10.8 million and a 2 percent decrease over Q3 2001 revenues of $5.7 million.

Revenues from Technology Solutions in Q4 accounted for 58 percent of total revenues compared to 56 percent for Q3. Transaction Processing Facility (TPF) consulting revenues of $2.3 million were 42 percent of total revenues. Product revenues decreased marginally in Q4 to $0.7 million (Q3: $0.8 million).

Gross margins (before non-cash share compensation charges) increased to 14 percent in Q4 from 11 percent in Q3.

In line with our cost reduction programme across the group, operating expenses for Q4 were down on Q3. The investment in research and development (R&D) for the quarter was $2.2 million, which was $0.6 million lower than Q3. Sales and marketing expenses of $2.0 million are significantly down on the $3.6 million reported in Q3. Excluding bad debts provisions, sales and marketing expenses are $0.3 million lower than Q3. General and administrative expenses of $2.1 million are $0.5 million lower than Q3.

Excluding non-cash share compensation and amortisation costs, the net operating loss in Q4 was $5.6 million (Q3: $8.3 million). Including non-cash share compensation expenses of $0.4 million, exceptional items of $8.9 million and amortisation of intangibles of $2.4 million, net operating loss for the quarter was $17.3 million. The basic and diluted net loss per ordinary share after all charges equated to $0.27. Excluding non-cash share compensation and amortisation charges and write-off associated with our acquisitions, the net loss per ordinary share equated to $0.09.

Exceptional Charges

As communicated to the market in November, the company continued its restructuring programme into Q4. Additional redundancy costs of $0.9 million were taken in Q4 as against initial estimates of $0.6 million.

Due to the difficulty encountered with regard to sub-letting surplus office facilities in the US, the company has taken a lease impairment charge of $1.4 million. Related to this surplus office space, the company has also undertaken a review of the carrying value of its fixed assets and have taken a fixed asset impairment charge in Q4 of $1.0 million.

During Q4 the company also undertook a further review of the carrying value of its financial investment in Yatra, a US-based company that has developed the industry's first end-to-end corporate travel management solution. Like other technology companies that exclusively serve the travel industry, Yatra's Q4 performance and short-term 2002 performance has been adversely affected by the downturn in the travel sector. Accordingly, it was deemed necessary to take a further charge of $5.4 million on this investment due to the decline in the expected cash inflows of the business in 2002. The investment in Yatra is now fully provided for.

The company is actively working with Yatra management on a revised business plan for 2002, which is likely to see Yatra's activities more closely integrated with those of Datalex.

2001 ANNUAL REVIEW

Financial Commentary

Total revenues for fiscal 2001 at $29.1 million represent a 13 percent decrease from $33.3 million in 2000. Technology Solutions represented 64 percent of total revenues for 2001 at $18.9 million (2000: $19.2 million).

Excluding non-cash share compensation costs of $4.0 million, exceptional items of $49.7 million, and amortisation costs related to our acquisitions of $17.7 million, the net operating loss for the year was $28.5 million. This equates to a $0.41 net loss per ordinary share.

As previously reported, for 2001 Datalex also undertook a review of the current balance sheet values of intangible and financial assets, primarily goodwill arising from acquisitions, and determined it necessary to recognise a non-cash impairment charge of $45.1 million for the year. These charges are related to various acquisitions, including Sight & Sound, Teamworks, Team BCA and Yatra, as well as an intangible asset impairment charge of $5.5 million resulting from the investment by Atraxis, a subsidiary of the Swissair Group.

Datalex's net cash balance at the end of 2001 amounted to $50.3 million.

Expanding Our Customer Base

Major contract wins during 2001 included ACES, Air Canada, Beyoo, Midway Airlines, Sol Melia, Saga, Talaris and Travelers Advantage. In addition, new projects were initiated with existing customers including Aer Lingus, Singapore Airlines, South African Airways, Trailfinders, Unisys and Thomas Cook. The company also announced the opening of its Paris office to meet regional e-Business requirements for the global travel and transportation industry.

Since year-end 2001, customer activity has been positive, with a number of new contract signings such as ATA in the United States and PT Telekomunikasi in Indonesia. Ongoing project work with existing customers such as AMTRAK and Singapore Airlines also reflects renewed market optimism and a prioritisation of the sector's information technology investment.

Product Development

In 2001, Datalex undertook numerous development initiatives that enabled the company to expand and enhance its product base. These new developments included enhancements to the company's online booking engine, BookIt! CONSUMER, as well as web-enabled implementations of BookIt! TOUR. The platform for enabling the entire product infrastructure, BookIt! MATRIX, was also launched by the company as the cornerstone of its product and solution strategy. Finally, BookIt! CORPORATE was introduced to the marketplace as the next generation corporate travel management solution.

- Joint development opportunities continued throughout 2001, including ongoing development work with Vail resorts on a leisure and web services strategy.

2002 STRATEGY and OUTLOOK

Now more than ever, the travel industry is focusing on reducing distribution costs, automating business processes, integrating systems and opening new distribution channels. The company's strategy is focusing on these opportunities and trends and positioning products so as to provide customers with technology solutions that address these real business needs.

This will see a shift towards a more solutions-oriented sales focus and component-based development strategy. The company will concentrate on growing its indirect sales channel across the globe in order to make the company's products and services more accessible to a more diversified customer base.

Neil Beck, Chief Executive Officer, continued:

"The company is now in a position to respond to market needs more aggressively and efficiently. The demand for infrastructure products will continue to strengthen as those travel companies affected by the economic downturn show signs of improvement and look to reduce their distribution costs while expanding and creating new channels. Our current product suite will address these opportunities.

"Our focus for 2002 will be in continuing to position our products to capitalize on the growing market demand. We are encouraged by the amount of activity and renewed interest from current and prospective customers in our existing suite of products, reinforcing our position as an industry leader in providing technology solutions to the travel industry.

"The reduction in our cost base will also allow us to see improved margins and a lower cash operating loss. As the year unfolds, further progress will be more dependent on securing new business. Current activity is showing improvement from the last quarter and we remain cautiously optimistic in our outlook for the year as a whole".

About Datalex

Datalex is a leading provider of technology solutions for the global travel industry. Founded in 1985, the company is headquartered in Dublin, Ireland, and maintains offices throughout the world: Europe (Amsterdam, Frankfurt, Paris, Manchester); USA (Atlanta, Petaluma); and Asia-Pacific (Melbourne, Singapore).

Datalex's customers include Aer Lingus, Air Canada, Amadeus, American Airlines, American Express, AMTRAK, California State Automobile Association, Delta Air Lines, FAR&WIDE, Galileo, KLM, Lufthansa, Norwegian Cruise Lines, Singapore Airlines, SilkAir, SNCF, Thomas Cook, Trailfinders, Travelcare and Unisys. Datalex also is a strategic partner with FAR&WIDE and Worldspan. Datalex is a publicly held company traded on both the Irish Stock Exchange (symbol: DLE) and Nasdaq (symbol: DLEX). For more information, please visit the company's Web site at www.datalex.com.

This press release contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Annual Report on Form 20-F.

Datalex plc

Consolidated Statements of Operations - US GAAP

	Q4 Ended 31-Dec-2001 Unaudited US$'000	Q4 Ended 31-Dec-2000 Unaudited US$'000	Year Ended 31-Dec-2001 Unaudited US$'000	Year Ended 31-Dec-2000 Audited US$'000
Revenues				
Product Revenues	685	4,085	7,328	11,275
Service Revenues	4,856	6,439 (1)	21,728 (2)	20,428 (3)
Other Revenues	-	286	57	1,619
Total Revenues	5,541	10,810	29,113	33,322
Cost Of Revenues				
Cost Of Product Revenues	9	229	155	904
Cost Of Service Revenues	4,775	6,870	23,122	22,657
Non-Cash Share Compensation Expense	47	328	135	1,354
Cost Of Other Revenues	-	210	47	1,482
Total Cost Of Revenues	4,831	7,637	23,459	26,397
Gross Margin	710	3,173	5,654	6,925
Operating Expenses				
Sales And Marketing	2,043	3,153	12,450	8,270
Research And Development	2,173	2,782	11,320	6,357
General And Administrative	2,126	2,993	10,476	9,153
Non-Cash Share Compensation Expense	316	3,316	3,868	29,388
Exceptional Item	8,921	-	49,726	-
Write-Off Of In Process Research & Development	-	-		5,032
Amortisation Of Acquisition Related Intangible Assets	2,422	6,046	17,724	16,561
Total Operating Expenses	18,001	18,290	105,564	74,761
Loss From Operations	**(17,291)**	**(15,117)**	**(99,910)**	**(67,836)**
Foreign Exchange Gains/(Losses)	(348)	1,036	(838)	(138)
Interest Income	299	955	2,740	1,906
Loss Before Income Tax and Minority Interests	(17,340)	(13,126)	(98,007)	(66,068)
Taxation	(49)	290	343	126
Minority Interests	(307)	174	(594)	174
Net Loss Attributable To Ordinary Shareholders	**(17,696)**	**(12,662)**	**(98,257)**	**(65,768)**
Net Loss Per Ordinary Share (Basic And Diluted)	($0.27)	($0.20)	($1.50)	($1.40)
Net Loss Per Ordinary Share before charges for Non Cash Stock Compensation Expenses and Amortisation and write-off associated with our acquisitions (Basic and Diluted)	($0.09)	($0.05)	($0.41)	($0.39)
Weighted Average Number Of Ordinary Shares ('000s)	65,937	62,253	65,708	46,837

Notes: 1. Net of non-cash warrant charges of $83,000
2. Net of non-cash warrant charges of $219,000
3. Net of non-cash warrant charges of $428,000

Datalex plc
Consolidated Balance Sheet - US GAAP

	31-Dec-2001 Unaudited US$'000	31-Dec-2000 Audited US$'000
Current Assets		
Cash & Cash Equivalents	58,159	83,987
Accounts Receivable	4,952	13,137
Inventories	3	100
Other	3,088	6,704
Total Current Assets	66,202	103,928
Other Investments	911	10,510
Property & Equipment, net	5,469	8,749
Intangible Assets, net	9,420	59,365
Total Assets	**82,002**	**182,552**
Liabilities		
Accounts Payable	1,874	3,719
Accrued Expenses & other Liabilities	4,372	4,759
Deferred Revenue	2,600	4,931
Deferred Tax Liability	155	1,048
Loan and Notes Payable	7,750	8,266
Minority Interest	2,530	674
Total Liabilities	**19,281**	**23,397**
Shareholders Equity		
Ordinary and Convertible Shares	6,771	6,795
Additional Paid in Capital	227,699	228,611
Accumulated Deficit	(170,587)	(71,963)
Deferred Acquisition Earnout	357	188
Shares to be issued	297	-
Deferred Compensation Expenses	(1,291)	(3,777)
Unamortised Warrant Costs	-	(219)
Accumulated other Comprehensive Loss	(525)	(480)
Total Shareholders Equity	**62,721**	**159,155**
Total Liabilities & Shareholders Equity	**82,002**	**182,552**

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to travel market forecasts and budgetary and other financial targets. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, the impact of the noncash charges, changes in the Company's strategic alliances and integration processes of acquired businesses or assets, a decline in the worldwide travel market, acceptance of and demand for online travel booking products and services, changes in the structure and popularity of the Internet, rapid technological changes, changes in the euro/dollar exchange rate, changes in the political, regulatory or fiscal regime in Datalex's area of activity and general economic conditions in the countries in which Datalex operates. For a discussion of these and other factors which may have a material impact upon Datalex's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating and Financial Review and Prospects" of the Company's Annual Report on Form 20-F.